Exhibit 99.1

Jumei Special Committee Engages Financial Advisor

Beijing, China—January 14, 2020—Jumei International Holding Limited (NYSE: JMEI) (“Jumei” or the “Company”), a fashion and lifestyle solutions provider in China, today announced that the special committee (the “Special Committee”) of the Company’s board of directors has retained Houlihan Lokey (China) Limited as its financial advisor in connection with its review and evaluation of the previously announced preliminary non-binding “going private” proposal letter that the Company’s board of directors received on January 11, 2020.

The Special Committee is continuing its evaluation of the proposed “going private” transaction. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Jumei

Jumei (NYSE: JMEI) is a fashion and lifestyle solutions provider with a diversified portfolio of products on offer in China. Jumei sells branded beauty, baby, children and maternity products, light luxury products, as well as health supplements through its e-commerce platform. Jumei has invested in adjacent fashion and lifestyle businesses such as Jiedian, a mobile device power bank operating company, and TV drama series production, to expand its service offerings. These investments will further expand and strengthen Jumei’s ecosystem as it seeks to benefit from China’s transition into the new retail era.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Jumei’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement All information provided in this press release is as of the date of this press release, and Jumei does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In United States
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com